VIA EDGAR

October 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	E2open Parent Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-259562)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, E2open Parent Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended through the date hereof, the “Registration Statement”) to become effective on October 8, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact Michael Kim, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4746, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

E2open Parent Holdings, Inc.

By:	/s/ Michael A. Farlekas
Name:	Michael A. Farlekas
Title:	Chief Executive Officer

cc:	Laura L. Fese, E2open Parent Holdings, Inc Michael Kim, Kirkland & Ellis LLP

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